SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. __ /*/)


                                Plastinum Corp.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                  727606 10 5
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                                 (CUSIP Number)


                                   Jacques Mot
                              c/o Plastinum Corp.
                                  245 Park Ave
                               New York, NY 10167
                                 (212) 792-4030
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 20, 2007
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 727606 10 5
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Jacques Mot

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a) |_|
                    (b) |_|

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3    SEC USE ONLY


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4    SOURCE OF FUNDS

            PF

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Switzerland Nationality

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                         7    SOLE VOTING POWER
     NUMBER OF
                              38,772,076
     SHARES              -------------------------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY
                              0
     OWNED BY            -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH

     REPORTING                38,772,076
                         -------------------------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER

     WITH                     0

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

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

            38,772,076

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            42.1%

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14   TYPE OF REPORTING PERSON*

            IN

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

ITEM 1.   SECURITY AND ISSUER.

      This Schedule 13D relates to the common stock, par value $0.001 (the "Common Stock"), of Plastinum Corp. (the "Issuer").

      The address of the Issuer's principal executive office is c/o 245 Park Avenue, New York, NY 10167.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) The person filing this statement is Jacques Mot.

      (b) Mr. Mot business address is c/o 245 Park Avenue, New York, NY 10167.

      (c) Mr. Mot is presently employed as the Issuer's President and CEO and is also a member of its Board of Directors. The principal business and address of the business in which such employment is conducted is c/o 245 Park Avenue, New York, NY 10167.

      (d) During the last five years, Mr. Mot has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. Mot has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Mot being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Mot is a citizen of Switzerland (nationality).

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to a Debt Exchange Agreement dated December 7, 2005 among Mr. Mot, the Issuer and its parent, New Generation Holdings, Inc.("NGH"), Mr. Mot was issued a Convertible Promissory Note by NGH in the original principal amount of $753,304 representing outstanding amounts owed to him under his Consulting Agreement with NGH through December 31, 2004. The Convertible Promissory Note bore interest at a rate of 10% per annum, was payable on demand and was convertible at the option of Mr. Mot into shares of NGH's Preferred Stock, or into shares of the Issuer's Preferred Stock, subject to stockholder approval of the "spin off" of the Issuer. The conversion rate under the note was $1.507 per share of Preferred Stock (whether of NGH or the Issuer) and each share of Preferred Stock was convertible into 73 shares of Common Stock subject to adjustment for stock splits, stock dividends or similar transactions.

      The funds used to purchase the Convertible Promissory Note were personal funds of Mr. Mot.

      On July 10, 2006, NGH, Mr. Mot, and the Issuer entered into an Election to Convert and Amendment to Debt Exchange Agreement which amended the Debt Exchange Agreement. Pursuant to the, Mr. Mot converted the outstanding principal and accrued interest under the Convertible Promissory Note issued by NGH to Mr. Mot in the approximate outstanding balance of $796,645 into 528,629.58 shares of NGH's Series A Preferred Stock.

      On February 16, 2007, the NGH Series A Preferred Stock automatically converted into 38,672,076 shares of NGH's Common Stock upon the filing of an Amendment to NGH's Certificate of Incorporation increasing the number of authorized shares of the Issuer's Common Stock to 150,000,000 shares.

      On February 20, 2007, upon the effectiveness of the "spin-off" by NGH of the approximately 94% interest in the Issuer which NGH previously owned, each NGH stockholder received one share of Common Stock of the Issuer for each share of NGH Common Stock owned of record as of December 29, 2006, the record date of the spin-off; Mr. Mot owned of record 100,000 shares of NGH Common Stock as of such record date and accordingly received 100,000 shares of Common Stock of the Issuer. At such time, Mr. Mot also received 38,672,076 shares of Common Stock of the Issuer pursuant to the terms of the Election to Convert and Amendment to Debt Exchange Agreement.

ITEM 4.   PURPOSE OF TRANSACTION.

      Mr. Mot is the Issuer's President and CEO and acquired the NGH Convertible Promissory Note in exchange for fees due to him under his Consulting Agreement with NGH. Mr. Mot intends to continue with the Issuer's existing business and does not have any current plans or proposals which relate to or would result in:
(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety to read as follows:

      (a) Mr. Mot beneficially owns in the aggregate 38,772,076 shares of Common Stock, all of which is owned of record. Accordingly, Mr. Mot's shares represent approximately 42.1% of the Issuer's Common Stock.

      (b) Mr. Mot has the sole power to vote all of the shares of Common Stock beneficially owned by him.

      (c) Within the past 60 days, Mr. Mot has not made any transactions in the Common Stock other than the acquisition which is the subject of this filing.

      (d) No person, other than Mr. Mot, has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Mr. Mot.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships between Mr. Mot and any person with respect to the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: February 28, 2007

                                         /s/ Jacques Mot
                                         --------------------------
                                         Jacques Mot